DLA Piper LLP (US)
401 Congress Avenue, Suite 2500
Austin, Texas 78701-3799
www.dlapiper.com

John J. Gilluly III, P.C.
john.gilluly@dlapiper.com
T 512.457.7090
F 512.721.2290

January 30, 2014

Via Edgar

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Barbara C. Jacobs, Assistant Director
Ji Kim, Attorney-Advisor
Mark P. Shuman, Branch Chief — Legal
Laura Veator, Staff Accountant
Stephen Krikorian, Accounting Branch Chief

Re:	Paylocity Holding Corporation
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted January 10, 2014
CIK No. 0001591698

Ladies and Gentlemen:

We are writing on behalf of Paylocity Holding Corporation (the “Company” or “Paylocity”) in response to the January 24, 2014 comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the Company’s draft Registration Statement on Form S-1 which was submitted to the Commission confidentially on January 10, 2014 (the “Confidential Amendment No. 1”).

The Company is concurrently filing, via EDGAR, this letter and a complete copy of the Registration Statement on Form S-1 (the “Registration Statement”).

For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the revised Registration Statement and a copy marked to show all changes from the Confidential Amendment No. 1 and all changes from the version confidentially submitted on December 6, 2013.  This letter restates the numbered comments of the Staff, and the discussion set out below each comment is the Company’s response.  Page references in this letter are to page numbers in the Registration Statement.

General

Prospectus Summary

Overview, page 1

1.                                      We note your response to prior comment 7 and the accompanying documentation you provided to support the claim that you are a “leading provider of cloud-based payroll and human capital management. . . .”  Please clarify the basis for your belief that you are one of the largest providers in your market and present objective, financial, or operating metrics, such as market share, revenue, aggregate dollar value of the payroll accounts processed, or number of client employees to support this claim. The reports you provided appear to indicate that your market presence is at least equaled by at least five competitors and is greatly exceeded by two competitors. It appears quantitative comparisons of your customer base to the customer base of the much larger competitors should be provided.

Response:  The Company respectfully advises the Staff that the Company believes that its statement that it is “a leading provider of cloud-based payroll and human capital management, or HCM, software solutions to medium-sized organizations, which we define as those having between 20 and 1000 employees” is supported based on the Company’s description of its services and its positioning within a focused segment of the overall payroll and HCM market.  The Company drafted the statement to make clear that the Company does not provide broad-based general payroll and human capital management services across the entire spectrum of companies like several of its much larger competitors.  The statement  specifically describes the Company as a provider of “cloud-based payroll and HCM software solutions” to a narrowly-defined segment of the overall market — medium-sized organizations having between 20 and 1000 employees.  Further, the statement only describes the Company as “a leader” and not “the leader” within this tailored space.

As the Company discloses in the Registration Statement, the Company competes with a variety of payroll and HCM providers.  For example, according to FactSet Research Systems Inc., under the NAICS code 541214 for payroll services, there are over 230 payroll service providers in the U.S.  If one considers all additional entities or persons providing payroll services, the number is substantially higher.  While the Company acknowledges the information in the reports provided to the Staff, the Company respectfully believes that its positioning of itself as “a leader” is justified in a market with so many providers, particularly when considering the Company’s narrow description of its solutions and market and the fact that the services and market of several of the other providers identified in the reports extend well beyond the Company’s description.

2.                                      Please explain how your recurring revenue model provides visibility into operating results.  In addition, tell us what consideration you have given to disclosing contract backlog pursuant to Item 101(c)(1)(viii) of Regulation S-K.

Response: The Company respectfully advises the Staff that the Company’s arrangements with its clients do not have a stated term and are typically cancellable upon 60 days’ prior notice.  Nevertheless, the Company’s revenue retention rate has exceeded 92% for each of the last 3 years.  The Company believes that the consistency of its revenue retention over such an extended period sufficiently supports the statement that the Company’s revenue model provides visibility into operating results.  In response to the Staff’s comment though, the Company has made revisions to its disclosure on page 1 of the Registration Statement.

The Company also respectfully notes that Item 101(c)(1)(viii) of Regulation S-K requires “a discussion, to the extent material to an understanding of the registrant’s business taken as a whole,… of the dollar amount of backlog orders believed to be firm.”  The Company’s respectfully advises the Staff that the Company does not track or monitor backlog.  The Company recognizes fees from its client arrangements during the period in which services are provided, but the Company’s arrangements with its clients do not have a stated term and are typically cancellable upon 60 days’ notice.   Additionally, implementations of the Company’s solutions typically require less than four weeks.  Due to the nature of the Company’s arrangements with its clients as well as the short implementation timelines for its solutions, the Company does not monitor backlog or believe that backlog is a meaningful measure of the Company’s business or material to an understanding of the business.

3.                                      Please explain the methodology and assumptions used to derive the estimate that clients would spend approximately $200 per client employee if they were to purchase your entire suite of products.  In this regard, please discuss whether clients typically purchase your products at list prices or at discounted, negotiated prices.

Response:  The Company respectfully advises the Staff that the Company believes the methodologies and assumptions used to derive a bottoms-up analysis of the Company’s total addressable market were conservative and reasonable.  The Company only considered solutions currently available and not any solutions in development or otherwise planned for the future.  The Company also estimated the amounts that a client would pay based on the Company’s list prices and assuming conservative and typical values for pricing influencers such as payroll frequency (bi-weekly), number of states and local taxes, W-2 processing and other services.  The Company compared this amount against the amounts actually paid by clients which purchased the full suite of solutions and can confirm that numerous clients pay in excess of $200 per employee, with some paying almost $300 per employee.  The Company also notes that it has clients that pay in excess of $200 per employee without purchasing the entire solution suite due to the volume and nature of services provided to the client.

As described in the Registration Statement, the Company’s current strategy is to continue to increase its market share by acquiring new clients.  Towards that end, the Company does from time to time offer discounts, but discounts are not provided to all clients and the amount and duration of discounts vary by client when provided.  The Company has no mechanism to determine an average or overall discount across its client base.  As a result of the foregoing and due to the Company’s conservative estimation of pricing and its history with its clients, the Company did not believe that applying a further discount would be appropriate when providing an estimate of the total addressable market.

Industry and Market Data, page 34

4.                                      You state that you have not independently verified any third-party information.  Please delete or revise this language so that it is clear the applicable text provides your description of the market for your products and services.  In addition, please identify the specific risks and uncertainties investors should consider in assessing the industry and market data’s usefulness, as opposed to a general statement that the industry and market data are subject to risks and uncertainties.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 35 of the Registration Statement to delete the statements that it has not independently verified any third-party information and that the industry and market data is subject to risks and uncertainties.

Dilution, page 39

5.                                      Please provide the information requested by prior comment 17 in your next amendment.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 41 of the Registration Statement to provide the consideration paid for and number of shares purchased by existing stockholders.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Metrics, page 44

6.                                      We note your response to prior comment 21.  However, the following statements suggest that the number of client employees is material to an understanding of your business due to the linkage between your revenue stream and the number of employees of your customers:

•                  on page 1, you state that in estimating your target market, you focus your analysis on the number of U.S. medium-sized organizations and the number of their employees;

•                  on page 1, the estimate of your target addressable market is based on the target client expenditure per employee;

•                  on page 10, the number of client employees is listed as a factor that could impact quarterly fluctuations; and

•                  on page 12, you state that revenue is derived in significant part based on the number of employees.

Although client employee counts may fluctuate for reasons beyond your control, and the scope of goods and services provided to different employees may vary significantly, it appears fluctuations in the employees of your client base are informative regarding your business and financial results and are linked to revenue levels, in particular.  Please disclose the number of client employees, as previously requested.  You may wish to provide further breakdowns of the numbers of client employees who received different categories of services from you.  Please address the potential limitations of these metrics, such as those highlighted in your response.

Response:  The Company respectfully advises the Staff that the Company’s revenue both from any particular client and from its clients in general relate to the number of employees to the extent the Company provides its clients with services in respect of such employees.  The Company does not believe that the number of employees on its solutions is a good indicator of changes in the Company’s financial and operating results, and, as a result, does not monitor or manage its business based on the total number of employees.  The Company has enhanced its disclosure related to its average number of employees per customer and has modified such disclosure on pages 44, 47 and 72 to clarify the range of such average over time.  The Company has also added disclosure on page 47 to explain the average employees per customer or employee counts as measures of financial results. The Company also advises the Staff that the Company is further considering with its advisors the metrics to be included in the prospectus, and confirms that the Company will communicate such metrics to the Staff prior to printing and distributing any preliminary prospectus.

Results of Operations, page 49

7.                                      We note in your response to prior comment 22 you state that you believe that presenting fluctuations in headcount is less meaningful than quantifying the amounts of expenses that are attributable to additional employee-related expenses on a dollar basis, in part, because presenting headcount figures speaks only to the date for which the figure is reported and is not necessarily reflective of the additional costs incurred across the period as a whole.  Please provide us with your comparative headcount data for each operating expense category and describe any additional costs incurred during the period that explain the changes in your employee-related expenses.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 53, 56 and 57 of the Registration Statement to disclose the comparative headcount data for each operating expense category in the periods presented.

Critical Accounting Policies and Estimates

Stock-Based Compensation, page 60

8.                                      We note your response to prior comment 26.  Please revise your disclosure to include the reason that the discount rate increased from 30% as of the April 30, 2011 valuation date to 35% as of the June 30, 2012 and May 31, 2013 valuation dates.  Further, we note that you state that in 2013, the valuation firm highlighted that the Company’s growth objectives increased from the fiscal 2011 valuation inputs, thus warranting an increase in the discount rate to reflect a higher expected return. In fiscal 2014, as historical performance confirmed these expectations and the Company’s growth objectives remained unchanged, the valuation firm determined that a change to the discount rate for 2014 was unwarranted. Please clarify why the increased discount rate of 35% was still required in 2014 considering that historical performance had confirmed your growth expectations.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 66 of the Registration Statement to disclose the reason that the discount rate increased from 30% as of April 30, 2011 to 35% as of June 30, 2012.

With respect to the determination that a 35% discount rate was required in fiscal 2014, the Company respectfully advises the Staff that a change in the valuation utilizing a 30% discount rate would have resulted in an aggregate increase in stock-based compensation expense over the vesting term of less than $1,000 per month.  Given the immateriality of the potential change, the Company’s independent valuation firm decided to evaluate another year of performance towards the Company’s projected results before contemplating a change to the discount rate.  In consideration of these factors, the Company believes the valuation as completed and described in the Registration Statement and the resulting stock-based compensation reflected in the financial statements are appropriate.

Management

Compensation Committee Interlocks and Insider Participation, page 89

9.                                      Item 407(e)(4)(i)(C) of Regulation S-K requires that applicable disclosure required under Item 404 be presented under the Interlocks heading.  Please present all required information that is responsive to Item 404 under the Interlocks heading.  To reduce or eliminate redundant disclosure, you may include a cross-reference in the Certain Relationships and Related Party Transactions section to the related-party transaction disclosure you provide under the Interlocks heading.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 92 of the Registration Statement to include a cross-reference under the Interlocks heading to the Certain Relationships and Related Party Transactions section, thereby presenting all required information responsive to Item 404 of Regulation S-K while eliminating redundant disclosure.

Consolidated Financial Statements

Consolidated Balance Sheets as of June 30, 2011, 2012 and 2013, page F-3

10.                               We note in your response to prior comment 42 you state that in accordance with ACH banking regulations, amounts previously credited to an account and on deposit can be reversed within certain time frames and under certain circumstances, including if there are insufficient funds in the originating account.  As such, it appears that these amounts are only reversed under certain circumstances.  However, your disclosure on page 65 indicates that though you debit a client’s account prior to any disbursement on its behalf, there is a delay between your payment of amounts due to employees and taxing and other regulatory authorities and when the incoming funds from the client to cover these amounts payable actually clear into your operating accounts.  Please clarify whether it is only under certain circumstances, as you describe in your response, that there is a delay.  Otherwise, to the extent there is always a delay, please clarify how you earn interest on these funds.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 69 to clarify that the Company begins earning interest on client funds when such funds are debited from a client’s account and credited to the Company’s account.  Under certain circumstances, such as a lack of sufficient funds in the client’s account, the amounts are reversed from the Company’s accounts within a short time frame.  Therefore as described in the Company’s risk factor on pages 15 and 16 of the Registration Statement the reversals have only negatively impacted the Company in certain limited circumstances.

(12) Redeemable Convertible Preferred Stock, page F-19

11.                               We note your response to prior comment 48.  However, as provided for in ASC 480-S99-3A-15, if it is probable that the equity instrument will become redeemable (for example, when the redemption depends solely on the passage of time), the measurement methods in this paragraph should be applied.  Because your preferred shares become redeemable following the third anniversary of the initial issuance of the Series B Redeemable Convertible Preferred Stock, it appears that redemption depends solely on the passage of time. In this regard, it appears there is no uncertainty as to whether these shares will be redeemable. We do not believe that the likelihood that the security will be redeemed would be considered in this assessment.  Further, we do not believe that the likelihood that conversion options held by the holder will be exercised first would be considered in this assessment because the conversion option is controlled entirely by the holder.  As such, it appears that the measurement methods in this paragraph should be applied.  Tell us how you considered these provisions. Further, tell us how you considered the provisions of ASC 480-S99-3A-20 in the calculation of earnings per share and the provisions of ASC 480-S99-3A-24 as it relates to disclosing the redemption value of your preferred shares.

Response: The Company respectfully advises the Staff that the Company has considered the provisions of ASC 480-S99-3A-15 in determining the proper classification and measurement of its preferred stock, and has determined that the shares do not require periodic re-measurement.  In arriving at the determination, the Company followed the guidance that requires that the probability of redemption be assessed.  The Company’s assessment included consideration of the probability of an initial public offering (“IPO”) or similar contingent event that could “knock out” the redemption feature in evaluating whether the redemption feature that otherwise becomes active based solely on the passage of time would otherwise require accretion.  Paragraph 15 of ASC 480-10-S99-3 (formerly EITF D-98) provides that “subsequent adjustment of the amount presented in temporary equity is unnecessary if it is not probable that the instrument will become redeemable.”   While it is clear that presentation as temporary equity is required since conversion is not within the unilateral control of the issuer, there is nothing in EITF D-98 that would suggest that a contingent “knock-out” clause outside the control of the counterparty should be evaluated any differently than any other contingency in assessing whether it is probable an instrument that is not currently redeemable will become redeemable.

The Company’s conclusion that it is not probable that the preferred stock will become redeemable is based on the following factors:

•                  As described in the Company’s Certificate of Incorporation, the preferred stock automatically converts into shares of common stock upon the completion of an IPO at a minimum threshold.  Therefore, the conversion option is not controlled entirely by the holders.  The holders of preferred stock retain approximately 28% of the Company’s voting rights and they cannot, under any circumstances, prevent the Company from completing an IPO.  To this end, the Company has engaged investment bankers and filed a Form S-1 with the goal of a near-term IPO.  The investment bankers have preliminarily indicated values that exceed minimum thresholds and therefore the Company believes a redemption is not probable.

•                  As described in the Company’s Certificate of Incorporation, the Company’s obligation to redeem any shares of preferred stock terminates upon the earlier of the closing of an IPO at a minimum threshold or the closing of a deemed liquidation event.

•                  Prior to the issuance of preferred stock, the Company developed short, medium, and long-term operational, financial and strategic goals.  Since such issuance, the Company has successfully achieved these operational, financial, and strategic goals on its path toward completion of an IPO.  This success is reflected in the Company’s growth and in the hiring of management personnel with the expertise to grow the Company and prepare it for a successful IPO. This has resulted in increasing valuations attributed to the Company’s common stock by an independent third party valuation firm.  Given the Company’s performance and the resulting increasing valuation of its Common Stock, the returns associated with conversion are significantly greater than redemption value and the Company therefore believes a redemption is not probable.

•                  All the Company’s preferred stock is held within one entity through its investments funds.  These investment funds control approximately 28% of the Company’s voting rights and have retained a board seat since 2008. As a result, they have detailed knowledge of the Company’s history, performance and future plans. Because they have consistently been a proponent of the Company undertaking an IPO and have indicated that they have no intention of exercising their redemption rights, the Company believes redemption is not probable.

Based on this analysis, the Company evaluated the probability of the preferred stock becoming redeemable as low and not probable.  In particular, given the scenarios whereby the preferred stock is no longer redeemable as a result of 1) automatic conversion or 2) termination of the redemption feature upon an IPO at a minimum threshold or a deemed liquidation event (outcomes not controlled by the holder), the Company concluded that the preferred stock will not become redeemable solely as a result of the passage of time.  The Company also concluded that redemption was not probable given the success it has achieved as evidenced by its financial performance and the resultant increasing valuations of its common stock.  This along with the Company’s recent Form S-1 submission and indication of value by investment bankers provides further evidence of the near-term probability of an IPO requiring automatic conversion of the preferred stock.  Finally, the preferred stock holders have detailed knowledge of the Company’s historical performance and future plans and have indicated they have no intention of exercising their redemption rights.  The Company has revised its disclosure on pages F-20, F-21 and F-36 to disclose why no adjustment to the carrying value of the Redeemable Convertible Preferred Shares was required.

Given that the Company did not adjust the carrying value of the Preferred Stock, the provisions of ASC 480-S99-3A-20 do not apply.  However, the Company respectfully advises the Staff that had the carrying value of the preferred stock been adjusted, the impact to EPS would be de minimus given that the EPS disclosed in the financial statements prepared under the two-class method already takes into account the cumulative dividends that would be payable were the preferred stock to be redeemed.

* * * *

Please note that the Company requests that the Staff permit the Company’s request for acceleration orally or by facsimile in accordance with Rule 461(a) of Regulation C. Pursuant to Rule 461(a), if the Company requests such acceleration orally, it will provide a letter indicating that fact and stating that the Company and the principal underwriters are aware of their obligations under the Securities Act of 1933, as amended, along with the Registration Statement or pre-effective amendment thereto at the time of filing with the Securities and Exchange Commission.

We and the Company appreciate the Staff’s attention to the review of the Registration Statement. Please do not hesitate to contact me at: (512) 457-7090 if you have any questions regarding this letter or the Registration Statement.

Very truly yours,

DLA Piper LLP (US)

/s/ John J. Gilluly III, P.C.
John J. Gilluly III, P.C.
Partner

Enclosures

cc:	Steven R. Beauchamp (Paylocity Holding Corporation)
Peter J. McGrail (Paylocity Holding Corporation)
Christopher J. Austin (Goodwin Procter LLP)